SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



          THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 1998 AND 1997 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 1998 AND
                          INDEPENDENT AUDITORS' REPORT



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 1998 and 1997                                                2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1998 and 1997                            3

  Notes to Financial Statements for the Years Ended December 31,
   1998 and 1997                                                             4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (Item 27a of Form 5500), December 31, 1998                                11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1998

  Assets Acquired and Disposed of Within the Plan Year

  Party - In - Interest Transactions

  Obligations in Default

  Leases in Default



DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
April 30, 1999



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                   1998           1997
INVESTMENTS, At fair value:
 Investment in The Procter & Gamble
  Master Savings Trust                          $6,223,851     $5,643,754
 Loans to participants                              67,941         81,481
                                                ----------     ----------
      Total investments                          6,291,792      5,725,235

INVESTMENT INCOME RECEIVABLE                         1,038          1,215
                                                ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS               $6,292,830     $5,726,450
                                                ==========     ==========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                     1998           1997

ADDITIONS:
 Investment income:
  Equity in net earnings of The Procter
   & Gamble Master Savings Trust                 $1,074,325     $  997,932
  Interest                                            7,035         10,957
                                                 ----------     ----------
     Total investment income                      1,081,360      1,008,889
                                                 ----------     ----------
 Transfer from unaffiliated plans                       -           19,948
                                                 ----------     ----------
 Other                                                  -              447
                                                 ----------     ----------
     Total additions                              1,081,360      1,029,284

DEDUCTIONS - Distributions and withdrawals
 to participants                                    514,980        281,702
                                                 ----------     ----------

NET INCREASE                                        566,380        747,582

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                5,726,450      4,978,868
                                                 ----------     ----------

 End of year                                     $6,292,830     $5,726,450
                                                 ==========     ==========

See notes to financial statements.



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc., all eligible employees of Shulton, Inc., and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union, Local No. 22. Maryland Club Foods, Inc. was sold in May 1994 and Fisher Nut Company was dissolved in July 1998. The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and The Procter & Gamble Company ("Company"), plan sponsor, changed the Plan name to The Procter & Gamble Subsidiaries Savings and Investment Plan.

     CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 120 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

     LOANS - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence). Principal and interest paid is credited to applicable funds in the borrower's account. Upon termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Plan (Note 4):

        RESERVE FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

        COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

        MANAGED BOND FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

        LARGE COMPANY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

        DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

        INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

        SMALL COMPANY FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.



The activity and balances in the funds are summarized as follows for the years ended December 31, 1998 and 1997:
                                            Large                                     International   Small       Company
                                            Company       Reserve       Diversified   Equity          Company     Stock
                                            Fund          Fund          Fund          Fund            Fund        Fund

Net assets available for benefits,
 December 31, 1996                          $2,193,765    $2,010,119    $385,133      $26,717         $ 43,458    $123,043

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                 653,467        91,887      64,331          782           21,016     155,801
Interest
Transfer from unaffiliated plans                 8,777        11,171
Other
Distributions and withdrawals
 to participants                              (178,743)      (69,655)    (33,304)
Interfund transfers                            (82,754)     (222,011)     (2,852)                       45,019     271,079
                                            ----------    ----------    --------      -------         --------    --------

Net assets available for benefits,
  December 31, 1997                          2,594,512     1,821,511     413,308       27,499          109,493     549,923

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                 801,960        85,950      85,103        4,127           (6,207)     94,120
Interest
Distributions and withdrawals
 to participants                              (172,793)     (295,684)    (13,849)      (6,365)            (902)     (8,384)
Interfund transfers
                                                48,080      (189,229)     75,711                         2,161      82,174
                                            ----------    ----------    --------      -------         --------    --------
Net assets available for benefits,
  December 31, 1998                         $3,271,759    $1,422,548    $560,273      $25,261         $104,545    $717,833
                                            ==========    ==========    ========      =======         ========    ========

                                            Managed
                                            Bond        Loan
                                            Fund        Fund       Total
Net assets available for benefits,
 December 31, 1996                          $112,117    $84,516    $4,978,868

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                10,648                  997,932
Interest                                                 10,957        10,957
Transfer from unaffiliated plans                                       19,948
Other                                                       447           447
Distributions and withdrawals
 to participants                                                     (281,702)
Interfund transfers                            7,325    (15,806)
                                            --------    -------    ----------

Net assets available for benefits,
  December 31, 1997                          130,090     80,114     5,726,450

Equity in net earnings of The Procter
 & Gamble Master Savings Trust                 9,272                1,074,325
Interest                                                  7,035         7,035
Distributions and withdrawals
 to participants                             (17,003)                (514,980)
Interfund transfers
                                               1,706    (20,603)
                                            --------    -------    ----------
Net assets available for benefits,
  December 31, 1998                         $124,065    $66,546    $6,292,830
                                            ========    =======    ==========



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc. based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by the trustee and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INCOME TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 11, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1998 and 1997.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of various investments that fund Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1998 and 1997 audited financial information regarding the net assets and investment income of the Master
     Trust:



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
Accrued interest and
 dividends                    4,781          235           47            7            38            32           13         5,153
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,690,788  $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729  $232,925,685
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $   717,430  $ 3,270,455   $  104,481   $   25,261   $ 1,422,817   $   559,590   $  123,817  $  6,223,851
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                 1%           4%           2%           1%            5%            2%           2%            3%
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investments, at fair value, held by the Master Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $82,247,171                                                                                  $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229   150,298,165
Short-term investments
 (overdraft)                438,836      (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487       375,196
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment  income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments            $11,339,483  $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005  $ 36,933,885
Dividends                 1,029,974                                                                                     1,029,974
Interest                     49,241           54           83           22           129            41          125        49,695
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $12,418,698  $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130  $ 38,013,554
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings of
 Master Trust           $    94,120  $   801,960   $   (6,207)  $    4,127   $    85,950   $    85,103   $    9,272  $  1,074,325
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
Accrued interest and
 dividends                    6,317          141           22           16           380           101           26         7,003
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $75,951,679  $60,122,078   $4,728,562   $2,629,446   $28,051,849   $33,669,399   $5,858,196  $211,011,209
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $   549,163  $ 2,594,297   $  109,418   $   27,499   $ 1,812,741   $   420,797   $  129,839  $  5,643,754
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's percentage
 ownership interest
 in Master Trust                 1%           4%           2%           1%            6%            1%           2%            3%
                        ===========   ==========   ==========   ==========   ===========   ===========   ==========  ============


Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $74,844,561                                                                                  $ 74,844,561
Mutual funds                         $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117   134,995,995
Short-term investments    1,100,801          107           61           53        62,512            63           53     1,163,650
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment  income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation in
 fair value of
 investments            $22,915,525  $15,017,239   $  817,130   $   52,370   $ 1,468,561   $ 5,581,761   $  520,449  $ 46,373,035
Dividends                   836,156                                                                                       836,156
Interest                     56,289                                                3,197                                   59,486
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $23,807,970  $15,017,239   $  817,130   $   52,370   $ 1,471,758   $ 5,581,761   $  520,449  $ 47,268,677
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's equity in
 net earnings of
 Master Trust           $   155,801  $   653,467   $   21,016   $      782   $    91,887   $    64,331   $   10,648  $    997,932
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



5.   DISTRIBUTIONS

     Distributions payable to participants at December 31, 1998 and 1997 are approximately $23,000 and $150,000, respectively.

                                   * * * * * *



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1998
--------------------------------------------------------------------------------
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                               FAIR
OR SIMILAR PARTY        DESCRIPTION OF INVESTMENT                                 COST         VALUE
Participant Loans       9 loans with maturities ranging from July 1999
                        to November 2009 and interest rates ranging from
                        7.75-10%                                                  $ -          $67,941



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY
CAUSED THIS TRANSITION REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED
HEREUNTO DULY AUTHORIZED.

                              Procter & Gamble Subsidiaries Savings
                              and Investment Plan


Date:  June 22, 1999          /s/THOMAS J. MESS
                              --------------------------------------
                              Thomas J. Mess
                              Secretary for Trustees



                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche



